SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2003

Instrumentarium Corporation
(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

Enclosure:	GE ANNOUNCED THE LAUNCH OF ITS MANDATORY REDEMPTION OFFER

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 23, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 23, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 23/03 October 23, 2003 at 4.45 pm 1(2)

GE ANNOUNCED THE LAUNCH OF ITS MANDATORY REDEMPTION OFFER

General Electric Company has made the following notification to Instrumentarium Corporation regarding its mandatory redemption offer for all outstanding shares and options in Instrumentarium Corporation:

GE LAUNCHES MANDATORY REDEMPTION OFFER

General Electric Company (NYSE: GE), through its GE Medical Systems division, today announced the launch of its mandatory redemption offer for all outstanding shares and options of Instrumentarium Corporation (HEX: INS1V.HE). The redemption obligation pursuant to Chapter 6, Section 6 of the Finnish Securities Market Act and Section 11 of the Articles of Association of Instrumentarium was triggered as a result of the completion of GE’s public tender offer for all outstanding shares and options in Instrumentarium. Following the completion of the public tender offer and subsequent purchases of Instrumentarium shares effected in public trading through the Helsinki Exchanges, the holding of GE’s wholly owned subsidiary General Electric Finland Oy (GE Finland) in Instrumentarium as of October 21, 2003 is approximately 97.18 percent of the share capital and approximately 97.62 percent of the voting rights.

The redemption offer price is EUR 36.00 in cash for each Instrumentarium share, and EUR 52.29 in cash for each 1998A option, EUR 56.65 in cash for each 1998B option, EUR 60.36 in cash for each 1998C option, EUR 45.46 in cash for each 2001A option and EUR 36.92 in cash for each 2001B option. The redemption offer price for shares and options corresponds to the respective price paid by GE in the public tender offer.

The redemption offer period will commence on October 27, 2003 at 10 a.m. and expire on November 27, 2003 at 4 p.m. (Finnish time). The sale and purchase of shares and options tendered for redemption will be executed not later than on the fifth (5th) banking day after the acceptance form has been received. Tendering shareholders and option holders will receive payment of the redemption offer price on or about the third (3rd) banking day following the execution of the sale and purchase.

GE Finland has also initiated compulsory acquisition proceedings in accordance with the Finnish Companies Act. Instrumentarium shares that are not tendered in the mandatory redemption offer will be redeemed in connection with the compulsory acquisition proceedings.

The Finnish Financial Supervision Authority has today approved the redemption offer document, which contains the terms and conditions of the redemption offer as well as information on the acceptance procedure. The redemption offer document will be available from October 27, 2003 onwards at the asset management branches of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, Pohjoisesplanadi 33 A, Helsinki, Finland, at HEX Gate, Fabianinkatu 14, Helsinki, Finland or via the Internet site www.nordeasecurities.com. An English translation of the redemption offer document will be furnished to the United States Securities and Exchange Commission. For additional information, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031.

THIS STOCK EXCHANGE RELEASE MUST NOT BE RELEASED OR DISTRIBUTED IN WHOLE OR IN PART IN OR INTO JAPAN.

STOCK EXCHANGE RELEASE 22/03 October 23, 2003 at 4.45 pm 2(2)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES, AMERICAN DEPOSITARY RECEIPTS (“ADRs”) OR OPTIONS OF INSTRUMENTARIUM. BECAUSE THE REDEMPTION OFFER DOCUMENT AND RELATED REDEMPTION OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, SHAREHOLDERS, ADR HOLDERS AND OPTION HOLDERS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE REDEMPTION OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND THE REDEMPTION OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW BY ANY MEANS WHATSOEVER INCLUDING, WITHOUT LIMITATION, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE. REDEMPTION OFFER MATERIALS MUST UNDER NO CIRCUMSTANCES BE DISTRIBUTED INTO JAPAN.

# # #

This information includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori                      Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422